IMPERIAL

04 MAR -9 AM 7:21

82-1257

SUPPL

26 February 2004

04010368

Miss A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One International

SUPPL

Dear Anne

**RE: ADR FACILITY**

Please find enclosed a copy of the Company's announcement concerning the Non-Renounceable Rights Issue shortfall, lodged with the Australian Stock Exchange Limited on 25 February 2004.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

D L Hughes
Secretary

dlw 3/9

Letter - ADR Facility 26.02.04

Imperial One Limited ACN 002 148 361 ∘ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 ∘ Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 25/02/2004

TIME: 15:50:17

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Non-Renounceable Rights Issue Closes

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

IMPERIAL

25 February 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

**RE: NON-RENOUNCEABLE PRO-RATA RIGHTS ISSUE**

Please be advised that the Company's Non-Renounceable Pro-Rata Rights Issue of up to 462,098,153 Fully Paid Ordinary Shares at an issue price of $0.005 closed on 13 February 2004.

At the close of the issue the shortfall was 163,765,098 Fully Paid Ordinary Shares representing approximately 35.44% of the total issue.

The issue is fully underwritten and will raise $2,310,491 before costs.

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550